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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934

Zoom Technologies, Inc.
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(Name of Issuer)

Common Stock, $.01 par value per share
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 (Title of Class of Securities)

98976E301
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 (CUSIP Number)

Anthony Chan
Zoom Technologies, Inc.

China Headquarters:
Room 608 CEC Building
No.6 Zhongguancun South Street
Haidian District, Beijing, China 100086

U.S. Correspondence Address:
c/o Ellenoff Grossman & Schole LLP
150 East 42nd Street, 11th Floor
New York, NY 10017

(703) 720-0333
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 (Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

September 22, 2009
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 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No. 98976E301

1.		Name of Reporting Persons Wei Cao

2.		Check the Appropriate Box if a Member of a Group	(a)	☐
			(b)	☐

3.	SEC Use Only

4.		Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,160,288

	6.	Shared Voting Power N/A

	7.	Sole Dispositive Power 1,160,288

	8.	Shared Dispositive Power N/A

9.		Aggregate Amount Beneficially Owned by Each Reporting Person 1,160,288

10.		Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.		Percent of Class Represented by Amount in Row (9) 18.4%

12.		Type of Reporting Person IN

*SEE INSTRUCTION BEFORE FILLING OUT

SCHEDULE 13G

This Schedule 13G is filed on behalf of Wei Cao relating to the acquisition of 1,160,288 shares of common stock, par value $0.01 per share (the "Shares"), of Zoom Technologies, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is Room 608 CEC Building, No.6 Zhongguancun, Haidian District, Beijing, China 100086

Item 1.	(a)	Name of Issuer.

Zoom Technologies, Inc.

	(b)	Address of Issuer's Principal Executive Offices.
CECT Building, Room 608 No. 6, Zhong Guan Cun Nan Da Jie Hai Dian District, Beijing, 100086

Item 2.	(a)	Name of Person Filing.

Wei Cao

	(b)	Address of Principal Business Office.

CECT Building, Room 608 No. 6, Zhong Guan Cun Nan Da Jie Hai Dian District, Beijing, 100086

	(c)	Citizenship.

People's Republic of China

	(d)	Title Class of Securities.

Common Stock, $0.01 par value per share

	(e)	CUSIP Number.
CUSIP No. 98976E301

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable
	(a)	[ ]	Broker or dealer registered under Section 15 of the Act.
	(b)	[ ]	Bank as defined in Section 3(a) (6) of the Act.
	(c)	[ ]	Insurance company as defined in Section 3(a) (19) of the Act.
	(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940.
	(e)	[ ]	An investment adviser in accordance with § 240.13d-1 (b) (1) (ii) (E).
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with § 240.13d-1 (b) (1) (ii) (F).
	(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1 (b) (1) (ii) (G).
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act.
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c) 14 of the Investment Company Act of 1940.
	(j)	[ ]	Group, in accordance with § 240.13d-1 (b) (1) (ii) (J).

Item 4.	Ownership.

(a) Amount Beneficially Owned

1,160,288 shares

(b) Percent of Class

18.4%

(c) Number of Shares as to which the person has

(i) Sole power to vote or direct the vote
1,160,288
(ii) Shared power to vote or to direct the vote
N/A
(iii) Sole power to dispose or direct the disposition of
1,160,288
(iv) Shared power to dispose or direct the disposition of
N/A

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date: October 14, 2009

By:	/s/ Wei Cao
Name:	Wei Cao